Exhibit 99.2

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 7 June 2006 it purchased for cancellation 405,409 of its ordinary shares at a price of 490.138395 pence per ordinary share.